UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549


05003787


SEC MAIL PROCESSING
RECEIVED
FEB 04 2005
WASH, D.C. 213 SECTION

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

Commission file number 33-57161

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EMERSON ELECTRIC CO.
8000 W. Florissant Ave.
P. O. Box 4100
St. Louis, MO 63136


FEB 07 2005
FINANCIAL

Exhibits - Pages 14 and 15



KPMG LLP
Suite 900
10 South Broadway
St. Louis, MO 63102-1761

Report of Independent Registered Public Accounting Firm

The administration committee
Emerson Electric Co.
Employee Savings Investment Plan

We have audited the accompanying statements of assets available for benefits of the Emerson Electric Co. Employee Savings Investment Plan as of September 30, 2004 and 2003, the related statements of changes in net assets available for benefits for each of the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Emerson Electric Co. Employee Savings Investment Plan as of September 30, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of September 30, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

St. Louis, Missouri
January 27, 2005

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN
Statements of Net Assets Available for Benefits

	September 30, 2004	September 30, 2003
Assets		
Assets in Trust:		
Cash, pending investment	$ 252,522	835,316
Emerson Electric Co. common stock	295,795,746	249,655,643
Mutual funds	248,861,979	113,493,185
Separately managed accounts	25,617,833	20,410,302
Participant loans	20,601,616	14,370,802
Interest in Master Trust (Note 6)	660,022,944	488,056,584
Total investments	1,251,152,640	886,821,832
Receivables:		
Employer contributions, net of forfeitures of $79,559 and $49,085 in 2004 and 2003, respectively	229,770	(41,891)
Participant contributions	916,747	82,681
Total receivables	1,146,517	40,790
Total assets	1,252,299,157	886,862,622
Liabilities		
Other payables	-	-
Net assets available for benefits	$ 1,252,299,157	886,862,622

See accompanying notes to financial statements.

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN
Statements of Changes in Net Assets Available for Benefits

	Years Ended September 30,	
	2004	2003
Master Trust investment appreciation (Note 6)	$ 40,842,137	102,262,328
Emerson Electric Co. common stock realized gains	10,891,070	3,977,035
Other investment realized gains	8,227,168	949,888
Unrealized appreciation	44,978,953	12,771,127
Dividends	11,023,948	3,959,040
Investment management fees	-	(353,290)
Transfers from other plans	224,220,813	21,038,897
Participant contributions	67,387,601	56,913,092
Rollover contributions	17,515,955	1,905,593
Employer contributions, net of forfeitures of $686,307 and $584,985 in 2004 and 2003, respectively	17,811,913	14,188,551
Benefits paid to participants	(77,463,023)	(56,180,270)
Net increase	365,436,535	161,431,991
Net assets available for benefits:		
Beginning of year	886,862,622	725,430,631
End of year	$ 1,252,299,157	886,862,622

See accompanying notes to financial statements.

(1) DESCRIPTION OF PLAN

The following description of the Emerson Electric Co. Employee Savings Investment Plan (the Plan) provides only general information. Participants should refer to the Plan prospectus and the Plan document for additional information.

General

The Plan is a defined contribution plan subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). In general, any employee of a division or subsidiary of Emerson Electric Co. (the Company) which has been designated by the Company to have its employees participate in the Plan is eligible to participate. An eligible employee may elect to participate on the first day of full employment with the Company. At September 30, 2004, there were 23,383 employees participating in the Plan.

Contributions

Eligible participants may generally elect to have up to 40% of compensation, in increments of 1%, contributed to the Plan. Contributions may be made on either a pretax or an after-tax basis, as the participant may elect. Contributions are subject to certain limitations.

Eligible participants may receive matching contributions equal to a percentage of a portion of each participant's contribution. Matching contributions are reduced by unvested benefits forfeited by terminated employees.

Participant Accounts

The Plan maintains a separate account for each participant to record such participant's interest in each of the Plan's investments attributable to participant and matching contributions made by the Company and earnings or losses thereon. Earnings and dividends attributable to investments held in participants' accounts are credited to the participants' accounts.

Vesting

Participant contributions and the earnings thereon are always 100% vested. Until the participant completes five years of service, matching contributions vest at the rate of 20% per year of service; thereafter, matching contributions are 100% vested. Matching contributions for participants at Computational Systems Inc. and Fusite become fully vested upon the completion of three years of service. Matching contributions for participants at Emerson Network Power, North America are immediately 100% vested. All accounts become fully vested upon attainment of age 55, death, total and permanent disability or termination of the Plan.

Investment Options

Participants designate, in increments of 1%, the percentage of their total contribution to be invested in any of the Plan's investment funds.

In conjunction with the conversion of the Plan's administration from Hewitt Associates and the Northern Trust Company to Putnam Fiduciary Trust Company (Putnam), the Plan began offering the following twenty funds effective June 1, 2003. The Emerson Common Stock Fund invests in the Company's common stock. The Stable Value Fund consists mainly of investment contracts or similar investments issued by insurance companies, banks and similar financial institutions. The Bond Index Fund and PIMCO Total Return Administrative Fund invest in a diversified portfolio of fixed income securities. The S&P 500 Index Fund, U.S. Large Cap Stock Fund, Fidelity Magellan Fund, Dodge & Cox Stock Fund, Putnam Equity Income Fund, Fidelity Blue Chip Growth Fund, Putnam Voyager Fund, U.S. Small Cap Stock Fund, Fidelity Low-Priced Stock Fund, Putnam Vista Fund and International Stock Fund invest primarily in common stocks. On September 30, 2003, the International Stock Fund was invested in both the Capital Guardian Non-U.S. Equity Fund and the Putnam International Trust Fund. On November 6, 2003, the portion of the fund invested in the Putnam International Trust Fund was liquidated and invested in the Capital Guardian Non-U.S. Equity Fund. The Fidelity Freedom Income Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2030 Fund and the Fidelity Freedom 2040 Fund invest primarily in stock, bond and money market mutual funds.

In 2004, the Plan began offering four additional funds, which invest primarily in common stocks: Russell 2000 Index Fund, Legg Mason Value Fund, Hotchkiss & Wiley Mid Cap Value Fund and the Artisan Mid Cap Fund. The Plan also discontinued offering the U.S. Small Cap Fund and replaced the PIMCO Total Return Administrative Fund with the PIMCO Total Return Institutional Fund.

Prior to June 1, 2003, the Plan had the following ten investment funds. The Emerson Common Stock Fund invested in the Company's common stock. On February 13, 2003, the Emerson Common Stock Fund was converted to an Employee Stock Ownership Plan. The Mid Cap Equities Fund was invested in the Putnam Vista Fund A. The Large Cap Equities Fund was invested in the Janus Large Cap Growth Discipline. The Equity Index Fund was invested in the Northern Trust Collective Daily Stock Index Fund. The Balanced Fund was invested in the MSI Funds Multi-Asset-Class Portfolio and consisted of both stocks and bonds. The Long-Term Bond Fund was invested in the Northern Trust Collective Aggregate Bond Index Fund. The Short-Term Bond Fund was invested in the Northern Trust Benchmark Short-Intermediate Bond Portfolio. The Fixed Income Fund consisted of group annuity contracts issued by insurance companies. The Small Cap Equities Fund was invested in the Capital Guardian U.S. Small Capitalization Fund. The International Equities Fund was invested in the Capital Guardian Non-U.S. Equity Fund.

All funds may invest in cash equivalents as temporary investments and to maintain liquidity. Participants may change their investment options at any time. Participants may (subject to certain restrictions on the Company's executive officers) transfer, in 1% increments, all or part of an existing account balance in a fund among the other investment funds to the extent permitted by the underlying investment contracts. Transfers may be made up to six times per quarter.

Participant Loans

Participants can borrow from the Plan at a rate of 1% over the prime rate published in the Wall Street Journal. Prior to June 1, 2003, participants could borrow from the Plan at a rate of 1% over the

Northern Trust Company prime rate. Interest rates on loans outstanding at September 30, 2004, vary between 4.75% and 12.50%, depending on date of issue. The loans are secured by the balance in the participant's account. The term of the loans is generally between one and four years. Participants can borrow the lesser of 50% of the vested account balance or $50,000, reduced by the highest outstanding balance in the prior 12 months.

Withdrawals

Upon a participant's retirement after age 55, death, disability or other termination of employment with the Company, the entire vested balance in the participant's account may be distributed or, if the participant's vested account balance is at least $100, deferred until as late as age 70 ½, at which time required minimum distributions will begin.

Prior to June 1, 2003, a participant who was actively employed by the Company could withdraw, without penalty under the Plan, unmatched after-tax contributions, matched after-tax contributions which had been in the Plan at least two years, vested matching contributions that had been in the Plan at least two years and amounts transferred or rolled over from another plan qualified under Section 401 of the Internal Revenue Code (the Code). If the participant was at least age 59 ½, all pretax contributions and matching contributions that had been in the Plan less than two years could be withdrawn.

A participant who was actively employed could withdraw, subject to penalty as defined under the Plan, after-tax contributions which were matched and that had been in the Plan less than two years. A participant who made a withdrawal subject to penalty could not contribute to the Plan or receive matching contributions made on his behalf for a period of six months after the effective date of such a withdrawal. Participants could resume contributions after the expiration of the six-month period.

Effective June 1, 2003, a participant who is actively employed by the Company may withdraw all or a portion of his after-tax contributions, vested matching contributions that have been in the Plan at least two years and amounts transferred or rolled over from another plan qualified under Section 401 of the Code. If a participant is a least age 59 ½, all contributions in the Plan can be withdrawn.

A participant who is actively employed may request, subject to approval, a withdrawal of all or a portion of his pre-tax contributions upon demonstration of substantial financial hardship.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis, except benefit payments which are recorded when paid. Purchases and sales of securities are recorded on a trade-date basis.

Operating Expenses

The Company has the option of paying all expenses or charging them to the Plan. The Company has paid all expenses incidental to the operation and management of the Plan for the periods presented, except brokerage commissions paid for the purchase and sale of the Company's common stock in the Emerson Common Stock Fund, investment management fees and expenses charged directly against the other investment funds.

Use of Estimates

Certain amounts included in the financial statements are estimated based on currently available information and management's judgment as to the outcome of future conditions and circumstances. While every effort is made to ensure the integrity of such estimates, including the use of third-party specialists where appropriate, actual results could differ from these estimates.

(3) TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated December 3, 2001, that the Plan and its related trust are designed in accordance with applicable sections of the Code. Additional Plan amendments have been made which were not covered by the tax determination letter. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

(4) TRANSFERS TO OR FROM OTHER PLANS

During 2004, the following significant net asset transfers into the Plan occurred: $75,375,818 from the Profit-Sharing and Voluntary Savings Plan for Employees of ASCO; $54,784,744 from the Daniel Industries Inc. Employees Profit Sharing and Savings Plan; $23,553,706 from the InterMetro Industries Corporation Savings Plan and $15,119,299 from the Astec America, Inc. Savings Plan.

During 2003, the transfer of $14,852,732 of net assets into the Plan from the Computational Systems Inc. 401(k) Retirement Plan represents a significant transfer.

In 2004 and 2003, certain participants transferred to or from other Company or third-party benefit plans. This occurs when an individual or a Company division or subsidiary transfers from one Company benefit plan to another, or when a Company division or subsidiary is divested.

(5) RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	September 30,	
	2004	2003
Net assets available for benefits per the financial statements	$ 1,252,299,157	886,862,622
Amounts allocated to withdrawing participants	(774,951)	(409,842)
Net assets available for benefits per Form 5500	$ 1,251,524,206	886,452,780

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	Years Ended September 30,	
	2004	2003
Benefits paid to participants per the financial statements	$ 77,463,023	56,180,270
Add amounts allocated to withdrawing participants at end of year	774,951	409,842
Less amounts allocated to withdrawing participants at beginning of year	(409,842)	(475,282)
Benefits paid to participants per the Form 5500	$ 77,828,132	56,114,830

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to September 30 but not paid as of that date.

(6) MASTER TRUST

Certain Plan investments are held in the Emerson Electric Co. Master Trust (Master Trust), which holds commingled investments of the Plan and certain other Company-sponsored defined contribution plans. As of June 1, 2003, the Master Trust holds the Plan's investments in the following funds: Stable Value Fund, S&P 500 Index Fund, Bond Index Fund and U.S. Large Cap Stock Fund. In 2004, the Russell 2000 Index Fund was added to the Master Trust. The Plan's other investments are held in the Employee Savings Investment Plan Trust. Prior to June 1, 2003, all of the Plan's investments were in the Master Trust. Each participating plan's interest in the funds of the Master Trust is based upon participant account balances. At September 30, 2004 and 2003, the Plan's interest in the net assets of the Master Trust was approximately 77% and 80%, respectively. Investment income and expenses relating to the Master Trust are allocated to the Plan based upon balances invested in the Master Trust.

The Plan's investments in the Master Trust are stated at fair value except for the contracts with insurance companies, which are stated at contract value because they are fully benefit responsive. Contract value, which approximates fair value, represents contributions made under the contract, plus earnings, less plan withdrawals and administrative expenses. The weighted average yield for contracts with insurance companies was approximately 5.4% and 6.1% in 2004 and 2003, respectively. The weighted average interest rate for contracts with insurance companies was 5.3% and 5.8% at September 30, 2004 and 2003, respectively. The fair value of the common stock and mutual funds is based on quoted market prices. The cost of investments held under the Plan is determined using the average cost method of accounting. Participant loans are valued at cost, which approximates fair value.

The following table presents the fair values of investments in the Master Trust:

	September 30, 2004	September 30, 2003
Investments at fair value:		
Interest-bearing cash	$ 42,432,989	15,179,232
Contracts with insurance companies	302,602,187	248,219,002
Common/commingled trust funds	514,202,493	344,631,386
	$ 859,237,669	608,029,620
Plan's share of investments in the Master Trust	$ 660,022,944	488,056,584

Investment income of the Master Trust is as follows:

	Years Ended September 30, 2004	Years Ended September 30, 2003
Investment income:		
Net appreciation of investments:		
Common stocks	$ -	41,055,502
Mutual funds	-	10,864,355
Common/commingled trust funds	32,218,940	42,323,868
	32,218,940	94,243,725
Interest	19,025,712	18,103,774
Dividends	-	8,545,616
	$ 51,244,652	120,893,115
Plan's share of investment income of the Master Trust	$ 40,842,137	102,262,328

(7) INVESTMENTS

As of September 30, 2004 and 2003, the following investments, in addition to the Plan's interest in the Master Trust, were in excess of 5% of net assets available for Plan benefits:

	2004	2003
Investments:		
Emerson Common Stock Fund	$ 295,795,746	249,655,643
Putnam Vista Fund	$ 54,686,458	50,157,826

(8) NONPARTICIPANT-DIRECTED INVESTMENTS

A portion of the company matching contributions is invested in the Emerson Common Stock Fund (the Fund) and may not be transferred until the participant is fully vested. As a result, the Fund is deemed to be a nonparticipant-directed investment. Participants are restricted from transferring $8,113,147 and $7,826,203 of the Fund balance at September 30, 2004 and 2003, respectively. Participants may transfer the remaining $287,682,599 and $241,829,440 of the Fund's balance at September 30, 2004 and 2003, respectively, to another investment fund subject to the quarterly transfers limitation. Effective October 1, 2004, the Plan was amended to allow participants to transfer company matching contributions to another fund prior to vesting.

Information about net assets and changes in net assets relating to the Fund is as follows:

	September 30,	
	2004	2003
Net assets:		
Emerson Electric Co. common stock	$ 295,984,135	249,616,568

	Years Ended September 30,	
	2004	2003
Changes in net assets:		
Master Trust investment appreciation	$ -	37,502,081
Emerson Electric Co. common stock realized gain	10,891,070	3,977,035
Unrealized appreciation	33,453,158	6,117,909
Dividends	7,543,428	3,808,953
Transfers to other funds	(19,218,057)	(32,875,133)
Loan repayments	2,260,893	1,874,193
Transfers from (to) other plans	2,663,565	(1,746,363)
Participant contributions	9,577,629	10,629,178
Rollover contributions	299,843	77,014
Employer contributions, net of forfeitures of $439,809 and $523,698 in 2004 and 2003, respectively	17,155,051	14,188,060
Benefits paid to participants	(18,259,013)	(14,130,001)
	$ 46,367,567	29,422,926

(9) PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

(10) PUTNAM

In 2003, regulators filed civil charges against Putnam for failing to stop several Putnam employees from "market-timing" in their own accounts. Putnam has since settled all regulatory claims and investigations relating to market-timing. The settlements included payment of penalties to regulators and restitution to investors along with enhanced disclosure and the adoption of certain compliance standards.

In April of 2004, Massachusetts regulators commenced an investigation into Putnam's practice of rebating fees to certain clients. This review is ongoing.

It was announced in June of 2004 that Putnam's recordkeeping business would be combined with the recordkeeping business of Mercer Consulting. The new entity will be called Mercer HR Services. Both Putnam and Mercer are owned by Marsh & McLennan Companies.

In October of 2004, New York regulators commenced an investigation into certain practices of Marsh & McLennan Companies' insurance arm in brokering insurance. In January of 2005, a senior executive of Marsh pled guilty to criminal charges in connection with this investigation. On January 31, 2005, Marsh announced that it had agreed to settle the charges with New York state regulators for $850 million.

In January of 2005, Connecticut regulators commenced an investigation into certain practices of Marsh and McLennan Companies' insurance arm in brokering insurance. The investigation is ongoing.

Although it is not possible to determine the outcome of those ongoing investigations, the Plan sponsor does not believe the resolution of these matters will have an impact on the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administration committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

by: 
Richard J. Schlueter, on behalf of the administration committee

Date: January 31, 2005

EXHIBIT I

Consent of Independent Registered Public Accounting Firm

The administration committee
Emerson Electric Co.
Employee Savings Investment Plan

We consent to the incorporation by reference in the registration statement Nos. 33-57161 and 333-118591 on Form S-8 of Emerson Electric Co. of our report dated January 27, 2005, with respect to the statements of net assets available for benefits of the Emerson Electric Co. Employee Savings Investment Plan as of September 30, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of September 30, 2004, which report appears in the September 30, 2004 annual report on Form 11-K of the Emerson Electric Co. Employee Savings Investment Plan.

KPMG LLP

St. Louis, Missouri
February 2, 2005

EXHIBIT II

EMERSON EMPLOYEE SAVINGS INVESTMENT PLAN
Schedule H, line 4i -- Schedule of Assets (Held At End of Year)
September 30, 2004

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity date	(d) Cost *	(e) Current value
**	Emerson Common Stock Fund	Employer securities - common shares	$250,775,175	$295,795,746
	Emerson Electric Co. Master Trust	Interest in a master trust		660,022,944
	International Stock Fund	Separately managed fund		25,617,833
	Loan Fund	Participant loans - interest rates 4.0% to 11.5%		20,601,616
***	Pending Account	Noninterest-bearing cash		252,522
	Artisan Mid Cap	Mutual fund		11,236,443
	Dodge & Cox Fund	Mutual fund		35,955,213
	Fidelity Blue Chip Fund	Mutual fund		23,711,518
	Fidelity Freedom Fund 2010	Mutual fund		8,814,244
	Fidelity Freedom Fund 2020	Mutual fund		11,895,059
	Fidelity Freedom Fund 2030	Mutual fund		7,740,280
	Fidelity Freedom Fund 2040	Mutual fund		3,018,507
	Fidelity Freedom Income Fund	Mutual fund		2,665,132
	Fidelity Low Priced Stock Fund	Mutual fund		31,415,480
	Fidelity Magellan Fund	Mutual fund		7,403,691
	Hotchkiss & Wiley Mid Cap	Mutual fund		6,625,839
	Legg Mason Value Fund	Mutual fund		6,392,217
	PIMCO Institutional	Mutual fund		20,195,613
***	Putnam Equity Income Fund	Mutual fund		9,564,256
***	Putnam Vista Fund	Mutual fund		54,686,459
***	Putnam Voyager Fund	Mutual fund		7,542,028
	Total Investments			$1,251,152,640

* Amounts are excluded in accordance with IRS form 5500 instructions Schedule H, line 4i, for all participant-directed assets.

** Emerson Electric Co. qualifies as a party-in-interest.

*** Plan investments are shares of mutual funds and other investments managed by parties related to the Plan's trustee, Putnam Fiduciary Trust Company, which qualifies as a party-in-interest.

See accompanying independent auditors' report.